February 25, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Ronald E. Alper

Re:	Kensington Capital Acquisition Corp. IV

Registration Statement on Form S-1

Filed January 20, 2022, as amended

File No. 333-262266

Ladies and Gentlemen,

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of Kensington Capital Acquisition Corp. IV that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on March 1, 2022, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 1638 copies of the Preliminary Prospectus dated February 23, 2022 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

UBS SECURITIES LLC

By:	/s/ Thomas Schadewald
Name: Thomas Schadewald
Title: Director

By:	/s/ Tyler Nash
Name: Tyler Nash
Title: Associate Director

As representative of the several underwriters

[Signature Page to Underwriters Acceleration Request Letter]